Exhibit 99.1

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Above Food Corp.

media@abovefood.com

Above Food Announces Strategic Acquisition of The Redwood Group, LLC’s Specialty Crop Food Ingredients Division, Representing Significant U.S. Expansion

●	Accretive transaction of a scaled and profitable operator that generated US$164 million of unaudited revenue in FY 2023.
●	The Redwood Group, LLC is a leading supplier of pulses, pulse ingredients, and specialty crops to high-growth customer segments in both the human and pet food markets.
●	Acquisition expands Above Food’s physical footprint internationally, adding its first United States-based sourcing, manufacturing and distribution facilities, augmenting its capabilities across its entire ‘Seed-to-Fork’ value chain.

Regina, Saskatchewan; Mission, Kansas; Chester, Montana –– (August 9, 2024) –– Above Food Ingredients Inc. (Nasdaq: ABVE, ABVE.W) (“Above Food” or the “Company”), an innovative food company leveraging its vertically integrated supply chain to deliver differentiated ingredients and consumer products, announces that it has entered into a definitive purchase agreement to acquire the Montana-based Specialty Crop Food Ingredient Division (“Assets”) of The Redwood Group, LLC (“TRG”), for consideration of US$34,000,000 plus working capital, subject to final closing adjustments. Upon the terms and subject to the conditions set forth in the purchase agreement, the consideration payable by the Company in exchange for the Assets will consist of US$8,100,000 in cash and 5,600,000 newly issued common shares of Above Food, subject to final closing adjustments and customary closing conditions.

The Assets supply high-quality grains, pulses, and specialty crops to customers in over 35 countries in high-growth product categories in both the human and pet food markets. Its vertically integrated model spans from the farm to the consumer, encompassing origination, merchandising, processing, and value-added finishing. The Assets achieve structurally higher margins as a result of its value-added approach, differentiating it from commoditized food and ingredient suppliers, in alignment with Above Food’s strategy. In the fiscal year ended December 31, 2023, the Assets generated unaudited revenue of US$164 million and an average annual adjusted EBITDA for fiscal years 2021, 2022, and 2023 of US$5.3 million.

“This acquisition marks a major milestone for Above Food and strengthens our international footprint as our first U.S. physical facilities while also significantly growing our market share of the high-growth pet food category,” said Lionel Kambeitz, Founder, President, Chief Executive Officer, and Executive Chairman of Above Food. “TRG’s Specialty Crop Food Ingredient division operates in full harmony with our ‘Seed-to-Fork’ approach, providing us with top-tier processing and storage assets supported by end-to-end quality assurance, product development and safety protocols, while bringing strong relationships with growers, suppliers, and customers. It is a complete business with origination partners that are similarly utilizing sustainable farming practices that are consistent with our Canadian growers, which establishes broader reach across North America that we can leverage for the benefit of our shareholders.”

“The sale of our Specialty Crop Food Ingredient Division represents a significant milestone in The Redwood Group’s growth,” said Mike Kincaid, founder and President of TRG. “This is a bittersweet moment in our history, yet represents a tremendous opportunity for personal and professional growth for our teams in Mission, Kansas and Chester, Montana to join an organization principally focused on specialty crops and value-add opportunities in the region as well as globally. Above Food is adding a well-led group of hardworking innovators, who I expect to continue flourishing and immediately improve utilization and expand the margin structure of several of Above Food’s assets. We are grateful for our team of people who helped build this business and are thankful for the Above Food team’s thoughtful approach to this acquisition.”

Above Food’s Seed-to-Fork approach is central to the Company's strategic positioning, enabling it to maintain control over its entire supply chain, ensuring that its standards for quality, sustainability, safety, and traceability are upheld while sustaining its commitment to regenerative agriculture for the long-term health, resilience, and security of the food supply. By integrating owned production and processing facilities, efficient logistics, and direct distribution channels, Above Food drives strong margins and operational efficiencies.

Strategic and Financial Highlights

●	Expands Above Food’s North American market penetration in large, high-growth markets with an emphasis on pet food – Ideally positioned to capture growth stemming from robust demand for sustainably produced plant-based human food and pet food, representing total addressable markets of approximately US$202 billion and US$26 billion, respectively. Pet food represents approximately 40% of TRG’s Specialty Crop Food Ingredient division’s sales.

●	Delivers direct customer relationships and strong value-added capabilities, driving margin optimization – Extensive investments in processing systems offer the opportunity to scale production volumes further. Further, its value-added capabilities meet the needs of its direct customers, allowing for participation in the most attractive market segments and concurrently mitigating lower-margin sales channels.

●	Exclusive, diverse, and long-standing supplier network – Vast origination network in the heart of the North American pulse-growing region, including an established footprint of both owned and exclusive third-party partner facilities. Multi-generational relationships with growers afford the Asset’s unique origination advantages, surety and consistency of supply, and differentiated crop cycle insights. This allows for better mitigation of risk around localized crop conditions and the creation of unique supply chain arbitrage, which translates into margin upside.

●	Multi-faceted and actionable organic growth opportunities – Near-term opportunities to drive scale across the current backlog of customer demand for new differentiated products. The recent addition of a new company-controlled facility in Stanford, Montana (with an option to purchase later) provides additional processing capacity and supports the expansion of its export business with deeper penetration into the European market.

●	Asset-light infrastructure and advantaged operating model – The Assets maintain a portfolio of both owned facilities and third-party facilities under exclusive, long-term, and renewable agreements. Its third-party capacity offers benefits of outright ownership and balance sheet flexibility without the burdens of capital expenditures, maintenance costs, and operational staffing needs. Its durable operating model is also enabled by agreements that transfer risk in non-commodity components of the variable cost structure (such as freight) to the counterparty to insulate margins further.

Capital One Securities acted as exclusive financial advisor to The Redwood Group LLC on the transaction.

About Above Food

Above Food Ingredients Inc. (Nasdaq: ABVE, ABVE.W) is a differentiated, regenerative ingredient company that celebrates delicious products made with real, nutritious, flavorful ingredients and delivered with transparency. Above Food’s vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, and proprietary seed development capabilities that leverage the power of artificial intelligence-driven genomics, Above Food delivers nutritious foods to businesses and consumers with traceability and sustainability. Above Food’s consumer products and brands are available and in leading grocers across Canada and the United States.

About The Redwood Group

The Redwood Group specializes in food ingredient supply, feed ingredient supply, grain merchandising, physical and financial energy solutions, and logistics solutions. Its focus is to add value by providing access to a broad range of commodities while being attentive, responsive, and dedicated to its customers.

Non-GAAP Financial Measures

This press release contains disclosure of the Asset’s adjusted EBITDA, which is a non-GAAP financial measure as defined under SEC rules. As required by SEC rules, the Company has provided a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measures in this press release. The Company believes that presentation of this non-GAAP financial measure improves the transparency of the Company's disclosures and provides a meaningful presentation of the Asset’s results. This non-GAAP financial measure has limitations as an analytical tool as it does not have a standardized meaning prescribed by U.S. GAAP. The non-GAAP financial measure that Above Food or TRG uses for the Assets may not be the same non-GAAP financial measure, and may not be calculated in the same manner, as that of other companies and, therefore, is unlikely to be comparable to similar measures presented by other companies. Rather, this non-GAAP financial measure is provided as a supplement to corresponding U.S. GAAP measures to provide additional information regarding the results of operations from management’s perspective. Accordingly, the non-GAAP financial measure should not be considered a substitute for, in isolation from, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. The non-GAAP financial measure presented in this press release is reconciled to its closest reported U.S. GAAP financial measure.

Reconciliation of Non-GAAP Financial Measure

	FY21	FY22	FY23
EBITDA, management adjusted	$6,429	$4,410	$5,150
Flax seed - one time loss	$1,773	($1,773)	$0
Discontinued operations	$623	$0	$0
Freight adjustment	$0	$1,438	$0
Carve-out/Stricks write off	$43	$0	$0
Non-operating/one-time (income)/expense	$76	$3	$663
Corporate overhead allocations	$79	$591	$361
Normalization adjustments	$205	$41	$1
Transloading charges - minimum commitment	$0	($80)	$79
Incentive compensation	$228	$319	$48
Total management adjustments	$3,027	$540	$1,151
EBITDA, reported	$3,402	$3,870	$3,999
Interest expense	$427	$923	$1,170
Depreciation and amortization	$527	$728	$853
Net income	$2,448	$2,219	$1,977

Management adjustments include adjustments for freight, discontinued operations, non-recurring adjustments, corporate overhead allocations, normalization, transloading charges and incentive compensation.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” future,” “opportunity,” “plan,” “may,” “should,” “will,” “could,” “will be,” will continue,” and similar expressions and include, without limitation, statements about the ability of or expectations regarding the future performance of our business and operations; expectations regarding revenues, expenses, gross profit, gross profit margin and anticipated cash needs; expectations regarding cash flow, liquidity and sources of funding, including the ability to raise additional capital; expectations regarding capital expenditures; expectations regarding Above Food's ability to execute its growth strategy; expectations regarding our ability to maintain and enhance our platform and synergistic portfolio of ingredients and consumer products; and expectations regarding our ability to differentiate ourselves from competitors.

Forward-looking statements are based on the current expectations of Above Food's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There may be risks that Above Food presently does not know or that Above Food currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Above Food’s expectations, plans or forecasts of future events and views as of the date of this communication. Above Food anticipates that subsequent events and developments will cause Above Food’s assessments to change. However, while Above Food may elect to update these forward-looking statements in the future, Above Food specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Above Food’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

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